

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 23, 2013

Via E-mail
Anthony Sarvucci
Chief Executive Officer
Prairie West Oil & Gas, Ltd.
9500 W. Flamingo #205
Las Vegas, NV 89147

> **Re:** **Prairie West Oil & Gas, Ltd.**
> **Current Report on Form 8-K**
> **Filed January 29, 2013**
> **File No. 1-34770**

Dear Mr. Sarvucci:

We issued comments to you on the above captioned filing on February 27, 2013. As of the date of this letter, these comments remain outstanding and unresolved. Your amendment filed June 17, 2013 is unresponsive to our letter. We also note your Form 8-K filed July 11, 2013, which indicates that the Exchange Agreement dated January 22, 2013 was terminated and the transaction never closed. You also state that "[b]oth parties are returned to their status before such agreement was signed." Please amend your initial Form 8-K filed January 29, 2013 to reflect the developments disclosed therein and explain why management has nevertheless changed. Alternatively, we expect you to provide a complete, substantive response to these comments by August 6, 2013.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Cannarella at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878, or in her absence, the undersigned at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director